Exhibit A


                Identification of Parent Holding Companies
                            Pursuant to Item 7


               CIGNA is the parent holding company of Connecticut General and CIGNA Property.

               Morgan Stanley Leveraged Capital Fund, Inc., an indirect wholly owned subsidiary of Morgan Stanley Group, and CIGNA Funding Limited Partnership ("Funding") are general partners of the Fund. CIGNA Leveraged Capital Fund, Inc., an indirect wholly owned subsidiary of CIGNA, is the sole general partner of Funding.